September 14, 2018

Monty Lamirato
Chief Financial Officer
GrowGeneration Corp.
1000 West Mississippi Avenue
Denver, CO 80223

       Re: GrowGeneration Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 27, 2018
           File No. 333-207889

Dear Mr. Lamirato:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction